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Filed by Fair, Isaac and Company, Incorporated pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.

Commission File No. 333-89268

Date: June 11, 2002

        This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

        This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac's registration statement on Form S-4 filed May 29, 2002, and its SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

        Fair, Isaac and HNC have filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus and other relevant materials in connection with the merger. The information contained in these preliminary filings is not complete and may be changed. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed with the SEC because they will contain important information about Fair, Isaac, HNC and the merger. The definitive joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the preliminary joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the preliminary joint proxy statement/prospectus. Copies of such Proxy Statements and the preliminary joint proxy statement/prospectus may be obtained without charge at the SEC's web site at www.sec.gov.

* * *

        [Joint Press Release issued by Fair, Isaac and HNC on June 11, 2002]

	[FAIR ISAAC LOGO]	[HNC SOFTWARE LOGO]
Contacts:	Investors & Analysts: Debbie McGowan Fair, Isaac 415-492-5309 dmcgowan@fairisaac.com	Investors & Analysts: Heidi Flannery President, Ficomm 503-203-8808 x103 heidi.flannery@ficomm.com
	Media: Brian Kane Fair, Isaac 651-766-2905 briankane@fairisaac.com	Media: Melinda Bateman HNC Software 858-799-8370 mbateman@hnc.com

Fair, Isaac and HNC Software Receive Request for Additional Information
from the Department of Justice

        SAN RAFAEL, Calif., and SAN DIEGO—June 11, 2002—Fair, Isaac and Company, Incorporated (NYSE: FIC) and HNC Software Inc. (Nasdaq: HNCS) announced today that they have received a request for additional information from the U.S. Department of Justice (DOJ) relating to the previously announced merger between Fair, Isaac and HNC.

        The companies intend to respond promptly to the information request. A "second request" extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 during which the DOJ is permitted to review a transaction. While the companies cannot estimate how long it will take to comply with the second request, they continue to anticipate the merger will close in the third calendar quarter of 2002, as announced previously.

About Fair, Isaac

        Fair, Isaac is the preeminent provider of creative analytics that unlock value for people, businesses and industries. The company's predictive modeling, decision analysis, intelligence management and decision engine systems power more than 14 billion decisions a year. Founded in 1956, Fair, Isaac helps thousands of companies in over 60 countries acquire customers more efficiently, increase customer value, reduce risk and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on Fair, Isaac's analytic solutions, as do insurers, retailers, telecommunications providers and other customer-oriented companies. Through the www.myfico.com Web site, consumers use the company's FICO® scores, the standard measure of credit risk, to manage their financial health.

        Headquartered in San Rafael, California, Fair, Isaac is traded on the New York Stock Exchange (NYSE:FIC) and for the fiscal year ended September 30, 2001, reported net income of $46 million on revenues of $329 million. For more information, visit www.fairisaac.com.

About HNC

        HNC is a leading provider of high-end analytic and decision management software that enables global companies to manage customer interactions by converting data and customer transactions into real time recommendations. HNC's proven software empowers Global 2000 companies in the financial services, insurance, telecommunications, healthcare industries and government agencies to make millions of the right mission-critical customer decisions designed to increase revenues and decrease risk. For more information, visit www.HNC.com.

        Fair, Isaac and FICO are trademarks or registered trademarks of Fair, Isaac and Company, Inc., in the United States and/or in other countries. Other product and company names herein may be trademarks of their respective owners.

Forward-Looking Statements

        This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements about the expected timing of closing and responses to information requests from the DOJ are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Fair, Isaac's registration statement on Form S-4 filed May 29, 2002, and its SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

Additional Information About The Merger And Where To Find It

        Fair, Isaac and HNC have filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus and other relevant materials in connection with the merger. The information contained in these preliminary filings is not complete and may be changed. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed with the SEC because they will contain important information about Fair, Isaac, HNC and the merger. The definitive joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the preliminary joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the preliminary joint proxy statement/prospectus. Copies of such Proxy Statements may be obtained without charge at the SEC's Web site at www.sec.gov.

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Fair, Isaac and HNC Software Receive Request for Additional Information from the Department of Justice